

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2011

Mr. Alexis Korybut
Chief Executive Officer
Tactical Air Defense Services, Inc.
123 West Nye Lane, Suite 517
Carson City, Nevada 89706

> **Re:** **Tactical Air Defense Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the Period Ended September 30, 2010**
> **Filed November 22, 2010**
> **File No. 333-79405**

Dear Mr. Korybut:

We have reviewed your supplemental response dated March 4, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please explain how the company's October 13, 2010 press release reconciles with your response to comment 1 from our letter dated December 22, 2010. We note that the release states that you "received a $5,000,000 financing commitment from Crown Pacific Advisors." But, your response indicates that the letter of intent with Crown Pacific Advisors did not constitute a "final commitment."

Form 10-Q for the Period Ended September 30, 2010

Subsequent Events, page F-17

2. Your response to comment 4 from our letter dated December 22, 2010 does not clearly state why the shares cited were considered unrestricted. To the extent that your assertion rests on the ability of the holders to rely upon Rule 144, clearly explain all relevant facts allowing the holders to so rely.

Item 2. Management's Discussion And Analysis Or Plan Of Operations, page 1

Forward-Looking Statements, page 1

3. We note your response to comment 3 from our letter dated December 22, 2010. Remove the phrase "within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended." These are references to the safe harbor provided by the Private Securities Litigation Reform Act of 1995.

Overview And Plan Of Operation, page 1

4. The proposed changes in response to comment 5 from our letter dated December 22, 2010, inadequately revise the prior disclosure. Substantially revise this section to focus on your existing operations and financial condition. Because you generated no revenues during the nine months ending September 30, 2010, during fiscal 2009 and during fiscal 2008, disclose that you have no operations and uncertain viability. We note that you have references to assets (e.g. planes) that you no longer own. Remove any such references to make clear what training and services the company is currently committed to provide and where future prospects are likely to materialize. Account for the fact that the assets under the M&M Agreement may not be available to you do to a legal dispute and discuss what assets and other resources must be first acquired before operations can be sustained.

Current Asset Status, page 5

5. Reconcile your disclosure here and under "Other Agreements" in regard to whether you issued shares pursuant to the Lease Option Agreement.

Liquidity and Capital Resources, page 6

6. Further revise the disclosure provided in response to comment 8 from our letter dated December 22, 2010 to cross-reference the legal proceeding discussed under "Current Asset Status." In addition, identify your "current funding sources" and disclose the total dollar amount of legal judgments outstanding against the company.

<u>Need for Additional Capital, page 7</u>

7. With regard to the disclosure provided in response to comment 9 from our letter dated December 22, 2010, explain how $300,000 will "satisfy [your] current liquidity needs." Discuss the short-fall taking into account the $2,000,000 needed to acquire the M&M assets and other relevant financial requirements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Melissa Hauber, Staff Accountant, at 202-551-3368 or Bob Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Via facsimile to (760) 804-8845
        Brad M. Bingham, Esq.